Mail Stop 3628

                                                                  August 25,
2020

      Via E-mail
      Richard Simpson
      President
      Citigroup Commercial Mortgage Securities Inc.
      c/o Citibank, N.A.
      388 Greenwich Street, 14th Floor
      New York, New York 10013

                 Re: Citigroup Commercial Mortgage Trust 2019-GC41 Form 10-K for Fiscal Year Ended December 31, 2019 Filed March 27, 2020
                        File No. 333-228597-02

      Dear Mr. Simpson:

             We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

             Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                 After reviewing your response to this comment, we may have additional comments.

      Exhibit 33.2 Report on assessment of compliance with servicing criteria for asset-backed securities, Rialto Capital Advisors, LLC, as special servicer

          1. We note that Exhibit 33.2 (servicer assessment of Rialto Capital Advisors, LLC, as special servicer) does not include Citigroup Commercial Mortgage Trust 2019-GC41 in the list of commercial mortgage-asset-backed securities transactions for which Rialto performed servicing activities during the reporting period, which is attached as Exhibit 1
             and defined to constitute the    Platform.    (The list of
transactions does include    CGCMT
             2019-CG41,    in which the letters    G    and    C    appear in
the reverse order.) Please
             confirm that the    Platform    includes, and that the assessment
contained in Exhibit 33.2
             applies to, Citigroup Commercial Mortgage Trust 2019-GC41.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Richard Simpson
Citigroup Commercial Mortgage Securities Inc.
August 25, 2020
Page 2

      You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
551-3850 if you have any questions.

                                                       Sincerely,

                                                       /s/ Katherine Hsu

                                                       Katherine Hsu
                                                       Chief, Office of
Structured Finance


cc:    Janet A. Barbiere, Esq.
       Orrick, Herrington & Sutcliffe LLP

       Kar Ho, Esq.
       Orrick, Herrington & Sutcliffe LLP